Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At September 30, 2021 presented in comparative format

Condensed Consolidated Interim Financial Statements

At September 30, 2021 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Condensed Consolidated Interim Financial Statements

For the nine-month period of the

Fiscal Year N° 24 commenced January 1, 2021

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month and nine month periods ended at September 30, 2021 and 2020

		Three months at		Nine months at
		09.30.2021	09.30.2020	09.30.2021	09.30.2020
	Note	$
Continuous Operations
Revenue	4	6,506,850,270	4,030,540,583	19,523,257,186	23,208,647,257
Construction income (CINIIF 12)	5	1,073,576,730	2,123,365,354	4,102,150,601	8,468,728,710
Cost of service	10	(6,130,800,977)	(7,420,903,024)	(18,233,101,776)	(25,651,089,059)
Construction costs (CINIIF 12)		(1,070,922,720)	(2,120,277,156)	(4,094,061,020)	(8,456,775,869)
Income for gross profit		378,703,303	(3,387,274,243)	1,298,244,991	(2,430,488,961)
Distribution and selling expenses	10	(430,060,424)	(265,158,444)	(1,275,603,327)	(1,743,333,652)
Administrative expenses	10	(342,767,851)	(330,861,247)	(1,025,934,843)	(1,294,455,934)
Other income and expenses, net	4	(251,480,346)	(160,849,405)	(829,000,259)	319,933,414
Operating profit		(645,605,318)	(4,144,143,339)	(1,832,293,438)	(5,148,345,133)

Finance Income	4	85,375,763	809,272,673	713,038,377	1,526,524,155
Finance Costs	4	820,141,866	(1,851,321,100)	3,142,364,516	(6,391,498,633)
Result from exposure to changes in the purchasing power of the currency		602,016,338	(1,302,631,079)	197,164,095	(1,891,339,286)
Income before income tax		861,928,649	(6,488,822,845)	2,220,273,550	(11,904,658,897)
Income tax	4	(52,982,559)	446,401,869	(2,975,119,921)	4,394,426,168
Income for the period for continuous operations		808,946,090	(6,042,420,976)	(754,846,371)	(7,510,232,729)
Net Income for the period		808,946,090	(6,042,420,976)	(754,846,371)	(7,510,232,729)
Other comprehensive income		-			-
Comprehensive Income for the period		808,946,090	(6,042,420,976)	(754,846,371)	(7,510,232,729)

Income attributable to:
Shareholders		808,833,687	(5,990,906,314)	(755,030,152)	(7,455,767,202)
Non –Controlling Interest		112,403	(51,514,662)	183,781	(54,465,527)
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		2.8469	(23.6525)	(3.76710)	(29.8831)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At September 30, 2021 and December 31, 2020

		09.30.2021	12.31.2020
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		53,048,105	58,776,217
Intangible Assets	5	123,198,227,845	124,011,054,377
Rights of use		583,001,090	792,881,482
Deferred Income tax assets		6,609,350	13,977,225
Other receivables	4	5,729,405,159	8,276,950,017
Total Non-Current Assets		129,570,291,549	133,153,639,318
Current Assets
Other receivables	4	1,895,212,436	3,541,501,899
Trade receivables, net	4	2,921,702,119	3,242,208,800
Investments		1,273,827,067	2,692,664,643
Cash and cash equivalents	4	3,797,012,128	6,958,505,829
Total Current Assets		9,887,753,750	16,434,881,171
Total Assets		139,458,045,299	149,588,520,489
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		22,436,671,286	22,436,671,286
Legal and facultative reserve		47,145,371,034	47,145,371,034
Retained earnings		(11,018,928,880)	(10,263,898,728)
Subtotal		59,869,889,848	60,624,920,000
Non-Controlling Interest		1,113,849	930,068
Total Shareholders’ Equity		59,871,003,697	60,625,850,068
Liabilities
Non-Current Liabilities
Provisions and other charges	9	2,687,240,791	1,972,146,355
Financial debts	6	33,118,425,235	46,607,433,874
Deferred income tax liabilities		9,000,990,675	6,037,098,007
Other financial liabilities		258,890,714	493,500,285
Accounts payable and others	4	824,620,247	1,007,128,021
Fee payable to the Argentine National Government		2,517,548,278	2,134,964,370
Total Non- Current Liabilities		48,407,715,940	58,252,270,912
Current Liabilities
Provisions and other charges	9	2,353,305,988	1,822,644,515
Financial debts	6	17,196,144,427	13,808,281,352
Income tax, net of prepayments		4,940,801	12,379,399
Other financial liabilities		259,072,394	300,258,959
Accounts payable and others	4	8,363,439,137	13,445,590,163
Fee payable to the Argentine National Government	7	3,002,422,915	1,321,245,121
Total Current Liabilities		31,179,325,662	30,710,399,509
Total Liabilities		79,587,041,602	88,962,670,421
Total Shareholder’s Equity and Liabilities		139,458,045,299	149,588,520,489

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At September 30, 2021 and 2020

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	22,436,671,286	1,588,849,678	45,350,624,545	205,896,811	(10,263,898,728)	60,624,920,000	930,068	60,625,850,068
Net Income for the period	-	-	-	-	-	-	-	(755,030,152)	(755,030,152)	183,781	(754,846,371)
Balance at 09.30.2021	258,517,299	910,978,514	137,280,595	22,436,671,286	1,588,849,678	45,350,624,545	205,896,811	(11,018,928,880)	59,869,889,848	1,113,849	59,871,003,697

Balance at 01.01.20	258,517,299	747,529,409	137,280,595	22,356,977,132	1,043,666,002	35,297,505,779	-	10,955,147,939	70,796,624,155	55,399,765	70,852,023,920
Resolutions of the Shareholder’s meeting of April 22, 2020:
Distribution of dividends	-	163,449,105	-	117,670,443	-	-	-	(281,119,548)	-	-	-
Legal reserve	-	-	-	-	547,724,949	-	-	(547,724,949)	-	-	-
Facultative reserve	-	-	-	-	-	10,125,654,497	-	(10,125,654,497)	-	-	-
Net Income for the period	-	-	-	-	-	-	-	(7,455,767,202)	(7,455,767,202)	(54,465,527)	(7,510,232,729)
Balance at 09.30.2020	258,517,299	910,978,514	137,280,595	22,474,647,575	1,591,390,951	45,423,160,276	-	(7,455,118,257)	63,340,856,953	934,238	63,341,791,191

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the nine month periods ended at September 30, 2021 and 2020

		09.30.2021	09.30.2020
	Note	$
Cash Flows from operating activities
Net income for the period		(754,846,371)	(7,510,232,729)
Adjustment for:
Income tax	4	2,975,119,921	(4,394,426,168)
Amortization of intangible assets	5 / 10	4,914,977,133	9,736,747,772
Depreciation of property , plant and equipment	10	5,728,107	5,774,322
Depreciation right of use	10	209,880,389	201,231,792
Bad debts provision	8 / 10	166,211,599	481,028,238
Specific allocation of accrued and unpaid income	7	2,554,096,404	2,222,702,542
Accrued and unpaid financial debts interest costs	6	4,498,599,676	3,174,849,092
Accrued deferred revenues and additional consideration	9	(479,217,350)	(576,540,125)
Accrued and unpaid Exchange differences		(6,959,938,805)	2,046,449,737
Litigations provision	9	728,101,554	760,987
Inflation Adjustment		(2,843,680,595)	1,287,465,979
Changes in operating assets and liabilities:
Changes in trade receivables		(703,569,309)	1,347,820,805
Changes in other receivables		1,700,713,587	(2,356,534,337)
Changes in other assets		-	29,989,639
Changes in accounts payable and others		(1,441,270,489)	4,770,079,190
Changes in liabilities for current income tax		-	(13,312,172)
Changes in provisions and other charges		1,210,348,022	2,382,709,836
Changes in fee payable to the Argentine National Government		-	(635,395,746)
Increase of intangible assets		(4,100,968,872)	(8,467,318,534)
Income tax payment		(9,984,974)	(9,098,478)
Net cash generated by operating activities		1,670,299,627	3,724,751,642
Cash Flow for investing activities
Acquisition of investments		-	(322,282,886)
Collection of investments		1,066,709,408	445,245,218
Net Cash Flow generated by investing activities		1,066,709,408	122,962,332
Cash Flow from financing activities
New Financial debts	6	6,955,694,684	7,186,134,636
Payment of leases		(245,751,015)	(240,070,494)
Financial debts paid- principal	6	(9,215,542,886)	(4,083,579,570)
Financial debts paid- interests	6	(3,667,855,048)	(2,271,388,376)
Dividends paid	9	-	(66,283,566)
Net Cash (used in) generated by financing activities		(6,173,454,265)	524,812,630

Net (decrease) /Increase in cash and cash equivalents		(3,436,445,230)	4,372,526,604
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		6,958,505,829	3,790,069,123
Net (decrease) /Increase in cash and cash equivalents		(3,436,445,230)	4,372,526,604
Inflation adjustment generated by cash and cash equivalents		814,901,678	250,214,610
Foreign Exchange differences by cash and cash equivalents		(539,950,149)	64,269,068
Cash and cash equivalents at the end of the period		3,797,012,128	8,477,079,405
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	1,181,729	1,410,176
Dividends on preferred shares	14	219,007,293	215,056,454

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.2021	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	150,670,496	151,728,192	29,540,408
Cargo & Logistics SA.	1,637,116	98.63%	2,509,880	2,544,743	(1,127,874)
Paoletti América S.A.	6,000	50.00%	15,526	31,051	(5,585)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4)	123,700	1.46%	70,316	4,816,193	(28,678)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 11, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the nine-month period ended September 30, 2021 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2020 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of September 30, 2020 and the Consolidated Financial Statements at December 31, 2020, timely approved by the Company’s Board and Shareholders and restated at the closing currency at September 30, 2021, based on the application of IAS 29 (see Note 3.7)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2020.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2020.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Estimates (contd.)

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2020.

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the nine-month period ended September 30, 2021 was 1.3068; also, the inter annual coefficient for the period ended September 30, 2021 was 1.537.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the nine-month period ended at September 30, 2021 was $2,975 million, corresponding only to the deferred tax loss.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $ 5,239 million, because as of September 30, 2021, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2021 will exceed 100%. Unlike previous years, the charge generated by the adjustment for tax inflation for fiscal year 2021 must be accrued in full to the charge for the year.

In mid-June 2021, Law 27,630 was enacted, which establishes staggered rates for companies, based on the accumulated net profit for the fiscal years beginning on January 1, 2021. In this way, the tax estimate was made taking into consideration the new scales.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		09.30.2021	12.31.2020
	Note	$
Other non-current receivables
Tax credits		545,200	741,309
Trust for Strengthening	7	5,728,859,959	8,276,208,708
		5,729,405,159	8,276,950,017
Other current receivables
Expenses to be recovered		117,461,945	97,864,452
Guarantees granted	12	1,254,587	1,705,864
Related parties	7	63,701,846	35,303,504
Tax credits (*)		1,589,340,076	3,212,487,959
Prepaid Insurance		29,762,605	66,367,225
Others		93,691,377	127,772,895
		1,895,212,436	3,541,501,899
(*) As of September 30, 2021 and December 31, 2020, includes tax credits for value added tax refund of $193,487,546 and $263,085,351, respectively.

Trade receivables, net
Trade receivables		6,856,251,233	7,884,742,369
Related parties	7	134,483,136	106,852,961
Checks-postdated checks		135,930,035	42,108,260
Provision for bad debts	8	(4,204,962,285)	(4,791,494,790)
		2,921,702,119	3,242,208,800
Investments
Investments funds		247,827,067	1,232,079,765
Bonds		1,026,000,000	1,209,454,686
Term deposits		-	251,130,192
		1,273,827,067	2,692,664,643
Cash and cash equivalents
Cash and funds in custody		11,382,755	8,236,862
Banks		2,186,438,297	2,401,552,950
Checks not yet deposited		20,020,649	32,707,360
Term deposits and others		1,579,170,427	4,516,008,657
		3,797,012,128	6,958,505,829

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		09.30.2021	12.31.2020
	Note	$
Accounts payable and other non-current
Suppliers		663,354,936	996,037,294
Other fiscal liabilities		161,265,311	11,090,727
		824,620,247	1,007,128,021
Accounts payable and other current
Obligations payable		232,168,921	997,218,523
Suppliers		4,405,878,860	9,030,215,283
Foreign suppliers		1,345,810,440	1,004,117,591
Related Parties	7	206,956,125	322,384,148
Salaries and social security liabilities		1,886,289,144	1,635,392,365
Other fiscal liabilities		286,335,647	456,262,253
		8,363,439,137	13,445,590,163

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Nine months at
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	$
Revenues
Aeronautical revenues	1,711,497,668	560,345,664	5,342,466,791	10,663,873,205
Non-Aeronautical revenues	4,795,352,602	3,470,194,919	14,180,790,395	12,544,774,052
	6,506,850,270	4,030,540,583	19,523,257,186	23,208,647,257

As of September 30, 2021 and 2020, "over the time" income from contracts with customers for the nine-month period was $16,871,758,774 and $20,073,415,158, respectively.

Other net incomes and expenses
Trust for Strengthening	159,346,321	99,720,242	480,381,664	572,687,414
Other	(410,826,667)	(260,569,647)	(1,309,381,923)	(252,754,000)
	(251,480,346)	(160,849,405)	(829,000,259)	319,933,414
Finance Income
Interest	429,679,363	556,094,449	1,606,697,439	1,737,275,588
Foreign Exchange differences	(344,303,600)	253,178,224	(893,659,062)	(210,751,433)
	85,375,763	809,272,673	713,038,377	1,526,524,155

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	Three months at		Nine months at
	09.30.2021	09.30.2020	09.30.2021	09.30.2020
	$
Finance Expenses
Interest	(1,875,472,197)	(1,799,725,264)	(5,574,277,406)	(3,877,096,610)
Foreign Exchange differences	2,695,614,063	(36,410,068)	8,716,641,922	(2,483,159,534)
Others	-	(15,185,768)	-	(31,242,489)
	820,141,866	(1,851,321,100)	3,142,364,516	(6,391,498,633)
	905,517,629	(1,042,048,427)	3,855,402,893	(4,864,974,478)
Income Tax
Current	(6,241,956)	2,923,020	(6,987,507)	411,029,577
Deferred	(46,740,603)	443,478,849	(2,968,132,414)	3,983,396,591
	(52,982,559)	446,401,869	(2,975,119,921)	4,394,426,168

NOTE 5 – INTANGIBLE ASSETS

		2021	2020
	Note	$
Original values
Balance at January 1		186,458,032,038	175,805,232,196
Acquisitions of the period		4,102,150,601	8,468,728,710
Balance at September 30		190,560,182,639	184,273,960,906

Accumulated Amortization:
Balance at January 1		(62,446,977,661)	(50,298,948,790)
Amortization of the period	10	(4,914,977,133)	(9,736,747,772)
Balance at September 30		(67,361,954,794)	(60,035,696,562)
Total net balance at September 30		123,198,227,845	124,238,264,344

NOTE 6 – FINANCIAL DEBTS

	09.30.2021	31.12.2020
Composition of financial debts	$
Non-current
Bank borrowings	3,285,507,963	6,571,099,124
Negotiable Obligations	30,131,799,298	40,502,951,851
Cost of issuance of Negotiable Obligations	(298,882,026)	(466,617,101)
Total Non- Current	33,118,425,235	46,607,433,874

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

	09.30.2021	31.12.2020
Composition of financial debts	$
Current
Bank borrowings	7,430,877,451	8,369,589,179
Negotiable Obligations	9,853,708,606	5,538,436,971
Finance lease liabilities	-	5,427,779
Cost of issuance of Negotiable Obligations	(88,441,630)	(105,172,577)
Total Current	17,196,144,427	13,808,281,352
Total	50,314,569,662	60,415,715,226

As of September 30, 2021 and December 31, 2020, the fair value of the financial debt amounts to $50,144,272,376 and $60,976,897,949, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

	2021	2020
Breakdown of Financial debts:	$
Balance at January 1	60,415,715,226	54,344,291,232
New financial debts	6,956,876,413	7,187,544,812
Financial debts paid	(12,883,397,934)	(6,354,967,946)
Accrued interest	4,498,599,676	3,174,849,092
Foreign Exchange differences	(7,850,181,847)	2,038,415,099
Inflation adjustment	(823,041,872)	104,085,853
Net Balance at September 30	50,314,569,662	60,494,218,142

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US $ 500,000,000 to the sum of US $ 1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange Offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made for the Negotiable Obligations, both those renegotiated and those that did not enter the exchange, corresponds to the installment due on May 3, 2021, canceling both principal and interest.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 3 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 30,490,862 maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021 the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans for the total amount of $981,661,110, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 21, 2022 and the remaining 52% in full on February 19, 2023.

On May 17, 2021, the Company agreed with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río SA the deferral (in financial terms) of the capital repayment installments of the Onshore loan corresponding to the months of May, August and November 2021 for a total of US $ 28,333,333.- whose implementation will be carried out by signing bilateral contracts to be disbursed in pesos in order to defer the corresponding payments to each of the Banks. The deferred capital will be paid by a single installment 12 months after each disbursement

On May 19, 2021, the Company obtained three loans for the total amount of $ 890,527,778 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan due May 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% nominal per year and will be canceled by a single installment on May 19, 2022.

On August 19, 2021, the Company obtained three loans for the total amount of $ 920,611,111 with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. in order to pay 100% of the installment of the Syndicated loan maturing in August 2021. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected with recognition of Leliq plus an applicable margin of 10.00% annual nominal and will be canceled by a single installment on August 19, 2022.

On May 17, 2021, the Company agreed with Citibank N.A. the modification of the repayment scheme of the capital installments of the Offshore Loan corresponding to the months of May, August and November 2021 for a total of US $ 11,666,667, the latter amount being payable in 6 equal installments maturing in May, June, August, September, November and December 2021.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

It was also agreed to defer (in financial terms) the installments due in May, June, August, September, November and December 2021, the implementation of which will be carried out through the signing of bilateral contracts to be disbursed in pesos in order to defer the corresponding payments.

The deferred capital will be paid by a single installment 12 months after each disbursement.

On May 19, 2021 and June 1, 2021, the Company obtained 2 loans for the sum of $ 183,555,555 and $ 184,313,889 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan due May and June 2021. They accrue interest quarterly at a variable rate equal to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid annually and through a single installment on May 19, 2022 and on June 1, 2022.

On August 19, 2021 and September 1, 2021, the Company obtained 2 loans for the sum of $ 189,583,333 and $ 190,555,556 respectively with Citibank N.A. in order to pay 100% of the installments of the Syndicated loan maturing in August and September 2021. They accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo operations for the BCRA at a 1-day term plus an applicable margin of 12.00% annual nominal and will be paid through a single installment on August 19, 2022 and September 1 2022, respectively.

On September 20, 2021, the Company paid in advance for a total of $ 1,468,000,000 100% of the loans disbursed on August 19, 2020, and 93% of the loans disbursed in November 2020.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 27, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

On July 29, 2021, a new rescheduling of the loan of USD 10,000,000 was agreed, extending its term until December 23, 2022 with a nominal annual compensatory rate of 7.75%, whose capital will be paid in 3 equal installments due July. October and December 2022 and whose interest payments will be made quarterly. The loan continues to be guaranteed by assigning as collateral the future credits of the airport use rates (for domestic flights) to be charged to Aerolineas Argentinas S.A..

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2021 and December 31, 2020 are as follows:

	09.30.2021	12.31.2020
	$
Trade receivables net- Current
Other related companies	134,483,136	106,852,961
	134,483,136	106,852,961
Other current receivables
Other related companies	63,701,846	35,303,504
	63,701,846	35,303,504
Accounts payable and other- Current
Other related companies	206,956,125	322,384,148
	206,956,125	322,384,148
Provisions and other charges
Other related companies	426,249	579,572
Shareholders	220,380,839	255,375,058
	220,807,088	255,954,630

During the nine months ended September 30, 2021 and 2020 Company has charged to the cost $306,852,606 and $275,603,270 respectively with Proden SA for rental and maintenance of offices.

During the nine month periods ended September 30, 2021 and 2020 the Company has charged at cost $79,297,547 and $72,069,671, respectively with Servicios Integrales América for outsourcing of systems and technology.

During the nine month periods ended September 30, 2021 and 2020, the Company has charged with Helport S.A. to intangible assets $8,320,981 and $20,622,385, respectively and at cost $13,247,624 and $229,317,938, respectively.

During the period ended at September 30, 2020 dividends have been paid to the shareholders according to their shareholding for $66,283,566.

At September 30, 2021 and December 31, 2020 the Company owed the Argentine National Government $5,519,971,193 and $3,456,209,491 respectively, corresponding to the specific allocation of revenues (see Note 10) and has recorded a receivable for $5,728,859,959 and $8,276,208,708, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $91,405,914 and $71,915,200 for the nine month periods ended at September 30, 2021 and 2020 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.7998% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020
	$
Initial balance at January 1	4,791,494,790	4,183,038,687
Increases (*)	779,064,936	1,380,795,664
Usage	(2,429,666)	(35,041,613)
Inflation adjustment	(1,363,167,775)	(882,888,194)
Final Balance at September 30	4,204,962,285	4,645,904,544

(*) As of September 30, 2021 and 2020 includes recoveries as of $166,211,599 and $481,028,238, respectively in Distribution and Commercialization Expenses (Note 10) and $612,853,337 and $899,767,426 in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2021	Total Non Current	Total current
		$							$
Litigations		105,913,826	728,101,554	(51,584,595)	(151,421,175)	-	39,625,046	670,634,656	356,258,528	314,376,128
Related Parties	7	579,572	-	-	(153,323)	-	-	426,249	-	426,249
Deferred Income		1,417,530,538	566,374,998	-	(137,510,193)	(423,703,304)	48,318,564	1,471,010,603	560,826,115	910,184,488
Trust for works		1,597,880,014	405,778,952	-	(484,980,233)	220,840,911	-	1,739,519,644	1,289,586,133	449,933,511
Guarantees Received		173,409,264	41,242,556	(30,616,506)	(34,864,286)	-	7,529,194	156,700,222	-	156,700,222
Upfront fees from Concessionaires		244,102,598	45,091,293	-	-	(55,514,046)	-	233,679,845	173,152,797	60,527,048
Dividends to be paid	7	255,375,058	-	-	(73,387,084)	-	38,392,865	220,380,839	-	220,380,839
Others		-	577,570,541	-	(40,646,199)	-	11,270,379	548,194,721	307,417,218	240,777,503
Total of provisions and other liabilities		3,794,790,870	2,364,159,894	(82,201,101)	(922,962,493)	(258,376,439)	145,136,048	5,040,546,779	2,687,240,791	2,353,305,988

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At September 30, 2020	Total Non Current	Total current
		$							$
Litigations		134,031,772	760,987	-	(23,167,203)	-	-	111,625,556	501,465	111,124,091
Related Parties		790,294	-	-	(145,075)	-	-	645,219	-	645,219
Deferred Income		713,371,772	1,335,145,592	-	(62,044,496)	(516,410,766)	39,632,824	1,509,694,926	739,044,677	770,650,249
Trust for works		192,145,063	1,362,858,146	(398,342,123)	(46,488,164)	-	-	1,110,172,922	-	1,110,172,922
Guarantees Received		178,494,117	31,177,737	(24,549,322)	(28,300,087)	-	19,772,780	176,595,225	-	176,595,225
Upfront fees from Concessionaires		320,364,165	2,806,042	-	-	(60,129,359)	-	263,040,848	191,574,405	71,466,443
Dividends to be paid		313,096,535	-	(66,283,566)	(54,416,762)	-	64,978,596	257,374,803	-	257,374,803
Total of provisions and other liabilities		1,852,293,718	2,732,748,504	(489,175,011)	(214,561,787)	(576,540,125)	124,384,200	3,429,149,499	931,120,547	2,498,028,952

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
Nine month period ended at 09.30.2021	$
Specific allocation of revenues	2,882,289,985	-	-	2,882,289,985
Airport services and maintenance	3,992,959,327	-	1,239,928	3,994,199,255
Amortization of intangible assets	4,872,466,913	1,217,958	41,292,262	4,914,977,133
Depreciation of property, plant and equipment	5,728,107	-	-	5,728,107
Salaries and social security contributions	4,823,105,803	39,380,494	510,138,697	5,372,624,994
Fees for services	29,199,849	-	174,891,388	204,091,237
Public utilities and contributions	806,670,466	1,732,828	2,069,363	810,472,657
Taxes	200,483,503	1,044,859,575	218,499,471	1,463,842,549
Office expenses	339,099,717	263,824	41,333,483	380,697,024
Insurance	71,217,717	-	6,321,866	77,539,583
Advertising expenses	-	21,937,049	-	21,937,049
Bad debts charges	-	166,211,599	-	166,211,599
Board of Directors and Supervisory Committee fees	-	-	29,995,352	29,995,352
Depreciation right of use	209,880,389	-	-	209,880,389
Other	-	-	153,033	153,033
Total at 09.30.2021	18,233,101,776	1,275,603,327	1,025,934,843	20,534,639,946

Nine month period ended at 09.30.2020
Specific allocation of revenues	3,436,124,480	-	-	3,436,124,480
Airport Services and maintenance	5,483,240,309	-	74,690,629	5,557,930,938
Amortization of intangible assets	9,587,955,393	4,242,681	144,549,698	9,736,747,772
Depreciation of property, plant and equipment	5,774,322	-	-	5,774,322
Salaries and social security contributions	5,296,882,964	73,078,326	581,420,310	5,951,381,600
Fees for services	78,983,171	9,645,359	137,264,574	225,893,104
Public utilities and contributions	828,677,647	3,100,095	3,370,288	835,148,030
Taxes	257,577,995	1,154,764,426	244,438,497	1,656,780,918
Office expenses	376,214,834	3,894,923	73,938,683	454,048,440
Insurance	98,426,152	5,863	12,930,297	111,362,312
Advertising expenses	-	13,571,496	-	13,571,496
Bad debts charges	-	481,028,238	-	481,028,238
Board of Directors and Supervisory Committee fees	-	-	21,549,022	21,549,022
Depreciation right of use	201,231,792	-	-	201,231,792
Other	-	2,245	303,936	306,181
Total at 09.30.2020	25,651,089,059	1,743,333,652	1,294,455,934	28,688,878,645

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.2021		Foreign exchange rates	Amount in local currency at 09.30.2021	Amount in local currency at 12.31.2020
				$
Assets
Current Assets
Net trade receivables	US$	18,516,483	98.5400	1,824,614,234	2,170,907,381
Investments	US$	-	-	-	397,200,148
Cash and cash equivalents	US$	21,427,707	98.5400	2,111,486,225	3,256,195,100
Total current assets				3,936,100,459	5,824,302,629
Total assets				3,936,100,459	5,824,302,629

Liabilities
Current Liabilities
Provisions and other charges	US$	5,378,264	98.7400	531,049,795	255,375,058
Financial debts	US$	149,873,436	98.7400	14,798,503,031	13,414,809,238
Lease liabilities	US$	2,623,784	98.7400	259,072,394	300,258,959
Commercial accounts payable and others	US$	15,812,039	98.7400	1,561,280,772	3,627,836,756
	EUR	4,958,413	114.3607	567,047,584	666,919,602
Total current liabilities				17,716,953,576	18,265,199,613

Non-Current Liabilities
Provisions and other charges	US$	3,605,284	98.7400	355,985,693	-
Financial debts	US$	331,521,647	98.7400	32,734,447,455	45,540,274,441
Lease liabilities	US$	2,621,944	98.7400	258,890,714	493,500,285
Commercial accounts payable and others	US$	1,000,000	98.7400	98,740,000	1,410,589,430
	EUR	5,718,199	114.3607	653,937,240	-
Total non- current liabilities				34,102,001,102	47,444,364,156
Total liabilities				51,818,954,678	65,709,563,769
Net liability position				47,882,854,219	59,885,261,140

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2021 and December 31, 2020 include $1,254,587 and $1,705,864 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $251,130,192, corresponding to fixed-term placements granted as collateral.

NOTE 13 - CAPITAL STOCK

At September 30, 2021 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

While the fiscal year ended December 31, 2020 has yielded a negative result, the preferential dividend accrued for the fiscal year ended December 31, 2020, amounting to $ 237,821,433 will be accumulated and paid in the first fiscal year in which the result shows a realized and liquid profit, in accordance with the provisions of the share issuance conditions.

Likewise, the preferential dividend accrued for the nine-month period ended September 30, 2021 is $219,007,293 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$318,459,365 for the constitution of the legal reserve;
(ii)	$163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii) the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND APRIL 20 ,2021 (Contd.)

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

It was resolved, in turn, that a dividend of $ 237,821,433 corresponds to the preferred shares, which will not be paid in this year because the company does not have realized and liquid gains, but which must be paid in the first year in which the company count on those earnings.

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.2021	09.30.2020
Income for the year, net accrued dividends	(973,853,664)	(7,725,289,183)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(3.7671)	(29.8831)

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

In the framework of the aforementioned in Note 6 - Financial Debt and Note 19 - Events subsequent to the end of the year, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government took a series of measures to reduce the spread of the virus. On March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, it established the public health emergency, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long distance buses, among other measures. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to neighboring countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed. Additionally, in November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections, trying not to affect the development of economic activities. Among these measures is the prohibition of group tourist trips, graduates and studies.

With the appearance of new strains of the virus (Manaos, Delta, among others), the Argentine State has strengthened the measures taken with the aim of preventing or delaying the entry of these strains into Argentine territory. In March 2021, the National State set a limit on the arrival of international passengers of 2,000 daily passengers, which was reduced to 600 daily passengers at the end of June 2021. During July, this limit was gradually increased to 1,000 international passengers per day. During July, this limit was gradually increased to 1,000 international passengers per day and subsequently, during the months of August to October, the passenger income ceiling was increased until finally eliminating restrictions on the number of resident passengers on October 19, 2021. Additionally As of October 1, the entry of non-residents of neighboring countries was admitted, and as of November 1, 2021, the income restrictions for non-resident passengers with a complete vaccination scheme were completely eliminated.

To mitigate the economic impact caused by the sanitary emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Among the assistance measures provided for in the decree, the Company has received as from April 2020 a reduction in social charges.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020, partially covering the wages of a part of the workers.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the caption “Salaries and social security contributions”, segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The COVID19 virus pandemic continues to negatively impact passenger and operational levels. In this context, the Board of Directors continues to closely monitor the situation and take the necessary measures to preserve the company's business and further strengthen its financial position.

Despite these efforts, we expect the results of operations to continue to be negatively affected as long as the effects of the health crisis continue.

We hope that the lifting of entry restrictions to the country together with the opening of borders to non-resident foreigners will lead to a greater reactivation of international and domestic trips for tourism, visits to family and friends, and corporate, which, progressively, will redound in a higher level of passengers, generating a positive effect on the results of operations.

Although there have been significant short-term negative effects, they are not expected to affect business continuity.

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On October 27, 2021, the Company finalized the exchange of the 6.875% guaranteed Negotiable Obligations maturing in 2027 issued on February 6, 2017 (the “2017 Series Negotiable Obligations”) and the 2020 Series Class 1 Negotiable Obligations at 6.875% in Cash / 9.375% PIK maturing in 2027 issued on May 20, 2020 (the “Series 2020 Negotiable Obligations” and, together with the Series 2017 Negotiable Obligations, the “Existing Negotiable Obligations”), for the Guaranteed Negotiable Obligations Class I Series 2021 at a fixed rate of 8.50% maturing in 2031 (the “Series 2021 Negotiable Obligations”) and the request for consent for the proposed modifications to the Issuance Agreement governing the Existing Negotiable Obligations (the “Consents”) as described in the Exchange and Consent Request Supplement dated September 28, 2021.

At the closing of the transaction, 66.83% of the total original capital amount of the Series 2020 Negotiable Obligations and 24.61% of the total original capital amount of the Series 2017 Negotiable Obligations were tendered for exchange.

All Existing Notes offered on or before the Due Date received a principal amount of US $ 1,000 of Series 2021 Notes for every US $ 1,000 of the original outstanding principal amount of Existing Notes, plus accrued and unpaid interest on said Existing Notes.

Additionally, the Company has obtained the Consents necessary to carry out certain proposed amendments to the contract that governs the Existing Negotiable Obligations, substantially eliminating all restrictive covenants and events of default.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format (Contd.)

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

The conditions required to complete the Exchange Offer have been met, in relation to the approval by the Central Bank of a reserve account abroad, the refinancing of the syndicated loans and the approval by the ORSNA of the new guarantee scheme. Consequently, on October 28, 2021, the Company issued a capital amount of US $ 208,949,631 of the Series 2021 Negotiable Obligations.

On October 28, the Company reported that it was exploring financing alternatives to obtain the necessary funds to carry out the investments required by the concession. Subsequently, the Company engaged Citigroup Global Markets Inc. (“Citigroup”) to act as coordinator and initial purchaser of two series of notes. On November 1, the Company announced the placement of negotiable obligations for a total of US $ 126 million: (i) the first series for an amount of US $ 64 million of additional Series 2021 Negotiable Obligations, which are fully fungible with the Negotiable Obligations Series 2021 and (ii) the second series for an amount of US $ 62 million, of Negotiable Obligations due in 2028 (the “Class 4 Negotiable Obligations” and, together with the Series 2021 Negotiable Obligations, the “Negotiable Obligations”).

The Class 4 Negotiable Obligations will expire seven years from their issuance date, will accrue interest at a nominal annual rate of 9.500% and will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and new debt incurred by the Company whose funds are used for infrastructure works for a total amount of up to US $ 235,000,000.

At the end of October 2021, a framework agreement was signed through which the refinancing of the debt contracted was executed under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, it was agreed to defer (in financial terms) the capital amortization installments for a total of US $ 58,000,000.

Likewise, it was agreed to defer the bilateral loans disbursed in November 2020 and February, May, June, August and September 2021 for a total of $ 3,606,813,216.

The instrumentation will be carried out through the alternatives established in said framework contract at the option of each financial institution. The deferred capital will be paid through 8 equal and consecutive quarterly installments, with the payment of the first installment within 15 months from November 19, 2021

On November 1, 2021, the Company signed a loan agreement with the Bank of the City of Buenos Aires for US $ 5,000,000, the disbursement of which has not yet been made.

The loan will have a term of 24 months, will accrue a nominal annual rate of 6% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the income transferred corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentina Branch.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of September 30, 2020 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at September 30, 2021, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at September 30, 2021.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-       Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

1. General considerations (Contd.)

During financial year 2021, projects and works have been carried out at the different concessioned airports.

It should be mentioned that as a result of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory Body in the reactivation and redefinition of the works plan.

Ezeiza International Airport

Works are underway, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);
-	Beacon ring and main electrical substation;
-	Building of Departures - Hall B and Zeppelin;

In execution, after the stoppage by the pandemic:

-	New Parallel Shooting at Header 35; and
-	TWY beacon to Header 35.

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-	External works - sidewalks - landscaping - coastal filling and underground parking;

The works launched taking advantage of the closure of the Aeroparque's operations continue to be carried out:

-	Readjustment of International Departures
-	Readjustment of International Arrivals
-	New South Taxing System and Adaptation of the South Strip, Sanitary and Sewer Network in South Head. In this case, the work on the runway and strips is finished, only the works related to the sanitary network continue.

Comodoro Rivadavia Airport

The work of New Beacon is in execution, with paralysis due to the pandemic. This work is in the process of reactivation

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

1. General considerations (Contd.)

Córdoba Airport

Works are underway, with paralysis due to the pandemic, in the process of reactivation:

-	Expansion of the parking lot;
-	Rehabilitation of runway 18-36 and track marking.
-	Protection System for atmospheric discharges

Iguazú Airport

In execution, with paralysis due to the pandemic, the works of:

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

Bariloche Airport

In execution, with reactivation after the stoppage due to the pandemic, the works of re-functionalization of the Terminal.

San Fernando Airport

In execution, after the paralysis of the pandemic the works of new control tower.

Work is beginning on the new fire suppression service (FSS)

San Juan Airport

The remodeling work of the passenger terminal is in execution, with a stoppage due to the pandemic, in reactivation process.

La Rioja Airport

In execution, after paralysis due to the pandemic:

-	New Passenger Terminal; and
-	New parking.

Esquel Airport

In execution, after paralysis due to the pandemic:

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

1. General considerations (Contd.)

Jujuy Airport

In execution, with paralysis due to the pandemic, in the process of reactivation the works of

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.
-	New Control Tower.

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at September 30, 2021, 2020, 2019, 2018 and 2017, is presented.

	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)
	Thousands $
Current Asset	9,887,754	17,166,571	23,419,521	23,232,124	3,578,403
Non-current Assets	129,570,292	134,824,022	131,216,883	111,522,075	11,870,270
Total Assets	139,458,046	151,990,593	154,636,404	134,754,199	15,448,673

Current liabilities	31,179,326	28,698,841	25,701,617	13,115,177	2,553,145
Non- Current Liabilities	48,407,716	59,949,961	61,270,304	63,344,077	7,181,924
Total Liabilities	79,587,042	88,648,802	86,971,921	76,459,254	9,735,069

Net equity attributable to majority shareholders	59,869,890	63,340,857	67,617,185	58,229,722	5,705,164
Non-controlling interest	1,114	934	47,298	65,223	8,440
Net Equity	59,871,004	63,341,791	67,664,483	58,294,945	5,713,604
Total	139,458,046	151,990,593	154,636,404	134,754,199	15,448,673

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine month periods ended at September 30, 2021, 2020, 2019, 2018 and 2017.

	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)
	Thousands $
Gross Profit	1,298,245	(2,430,489)	20,011,217	21,799,093	4,284,545
Administrative and distribution and marketing expenses	(2,301,538)	(3,037,790)	(7,674,408)	(5,596,718)	(1,117,570)
Other net income and expenses	(829,000)	319,933	1,238,783	1,151,552	224,869
Operating profit	(1,832,293)	(5,148,346)	13,575,592	17,353,927	3,391,844
Income and financial costs	3,855,403	(4,864,975)	(8,088,059)	(17,795,891)	(578,211)
Result by exposure to changes in the acquisition power of currency	197,164	(1,891,338)	(1,467,157)	(2,507,155)	-
Income before tax	2,220,274	(11,904,659)	4,020,376	(2,949,119)	2,813,633
Income tax	(2,975,120)	4,394,426	3,757,610	(713,128)	(853,843)
Result of the period	(754,846)	(7,510,233)	7,777,986	(3,662,247)	1,959,790
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	(754,846)	(7,510,233)	7,777,986	(3,662,247)	1,959,790
Result attributable to majority shareholders	(755,030)	(7,455,768)	7,775,060	(3,687,179)	1,959,682
Non-controlling interest	184	(54,465)	2,926	24,932	108

(*) Amounts not restated per inflation as per General Resolution 777/2018.

4. Cash flow structure

	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)
	Thousands $
Cash Flow generated by / (used in) operating activities	1,670,300	3,724,752	(10,436,114)	4,730,839	(850,800)
Cash Flow generated by / (used in) investing activities	1,066,709	122,962	664,934	(773,197)	(3,008)
Cash Flow (used in) / generated by financing activities	(6,173,454)	524,813	7,368,331	(2,520,370)	2,400,882
Net Cash Flow generated by / (used in) the period	(3,436,445)	4,372,527	(2,402,849)	1,437,272	1,547,074

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

5. Analysis of operations for the nine month periods ended at September 30, 2021 and 2020

Results of operations

•                     Income

The following table shows the composition of consolidated revenues for the nine month periods ended at September 30, 2021 and 2020:

Revenues	09.30.2021	% revenues	09.30.2020	% revenues
	Thousands $		Thousands $
Aeronautical revenues	5,342,467	27.36%	10,663,873	45.95%
Non-aeronautical revenues	14,180,790	72.64%	12,544,774	54.05%
Total	19,523,257	100.00%	23,208,647	100.00%

The following table shows the composition of the aeronautical revenues for the nine month periods ended at September 30, 2021 and 2020

Aeronautical revenues	09.30.2021	% revenues	09.30.2020	% revenues
	Thousands $		Thousands $
Landing fee	813,030	15.22%	1,058,479	9.93%
Parking fee	472,945	8.85%	462,157	4.33%
Air station use rate	4,056,492	75.93%	9,143,237	85.74%
Total	5,342,467	100.00%	10,663,873	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 09.30.2021	18,233,102
Costs of sales for the period ended at 09.30.2020	25,651,089
Variation	(7,417,987)

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

5. Analysis of operations for the nine month periods ended at September 30, 2021 and 2020 (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 09.30.2021	1,025,935
Administrative expenses for the period ended at 09.30.2020	1,294,456
Variation	(268,521)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 09.30.2021	1,275,603
Distribution and commercial expenses for the period ended at 09.30.2020	1,743,334
Variation	(467,731)

Income and financial costs

Net financial income and costs totaled profits of $3,855,403 thousand during the nine-month period ended at September 30, 2021 with respect to thousands of $4,879,800 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded losses of approximately $829,000 thousand during the nine-month period ended at September 30, 2021 with respect to an income of $560,518 thousand in the same period of the previous year.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

5. Analysis of operations for the nine month periods ended at September 30, 2021 and 2020 (Contd.)

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at September 30, 2021 amounted to $110,185,574 thousand composed of thousands of $50,314,570 of financial debt and a net equity worth of $59,871,004 thousand, while the total capitalization of the Company at September 30, 2021 amounted to thousands of $123,836,009 comprised of thousands of $60,494,218 of financial debts and a net equity worth of thousands of $63,341,791.

The debt as a percentage of total capitalization amounted to approximately 45.66% at September 30, 2021 and 48.85% at September 30, 2020.

5. Analysis of operations for the nine month periods ended at September 30, 2021 and 2020 (Contd.)

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at September 30, 2021, 2020, 2019, 2018 and 2017:

	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017(*)
Liquidity (*)	0.327	0.620	0.920	1.800	1.430
Solvency (**)	0.782	0.730	0.780	0.770	0.590
Immobilization of capital	0.929	0.890	0.850	0.830	0.770
Cost effectiveness	(0.013)	(0.120)	0.110	0.060	0.340

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the nine month periods ended at September 30, 2021, 2020, 2019, 2018 and 2017:

Airport	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017
	In thousands
Aeroparque	2,246	2,293	9,444	7,719	7,373
Ezeiza	2,215	2,936	9,332	10,172	10,226
Bariloche	697	434	1,425	1,209	995
Córdoba	406	698	2,697	2,541	2,091
Mendoza	370	433	1,755	1,471	1,311
Salta	316	327	1,096	820	830
Iguazú	210	352	1,158	764	717
Tucumán	184	178	745	728	352
Jujuy	118	83	301	307	195
C. Rivadavia	108	124	492	498	453
Total	6,870	7,858	28,445	26,229	24,543
Overall total	7,414	8,840	31,575	28,530	26,494

Variation	(16.1%)	(72.0%)	10.7%	7.7%	14.6%

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

7. Statistical data (Contd.)

Amount of movement of aircraft for the nine month periods ended at September 30, 2021, 2020, 2019, 2018 and 2017 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	09.30.2021	09.30.2020	09.30.2019	09.30.2018	09.30.2017
San Fernando	35,364	18,930	31,719	29,815	27,403
Ezeiza	23,972	24,735	63,658	55,435	49,517
Aeroparque	23,163	22,443	85,242	98,378	99,764
Bariloche	6,744	3,623	11,095	11,767	9,482
Córdoba	6,190	7,066	24,216	25,113	21,003
Mendoza	4,769	5,058	17,034	15,348	14,341
Salta	3,798	3,660	10,555	8,264	10,397
C. Rivadavia	3,407	3,310	7,422	7,576	6,656
San Rafael	3,255	1,521	3,919	3,881	3,337
Mar del Plata	2,800	2,310	6,321	7,358	4,744
Iguazú	2,305	3,401	9,531	6,891	6,480
Total	115,767	96,057	270,712	269,826	253,124
Overall total	144,468	118,941	323,656	319,121	297,930

Variation	21.5%	(63.3%)	1.4%	7.1%	8.2%

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At September 30, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission (Contd.)

Outlook for 2021

During the first nine months of 2021, the epidemiological situation continued to be a negative impact factor on operations. The uncertainty generated by this unprecedented situation, including its duration, the measures imposed by governments to contain the level of contagion and the impact on the demand for air travel, as well as the related economic disruption, have clearly impacted the Company's results. AA2000 has responded quickly and effectively to this context and has implemented measures to cushion the impacts and strengthen their financial position.

At the beginning of the first semester, although an improvement in air traffic was observed, the so-called “second wave” slowed this recovery. This new escalation generated new restrictions on air travel, the most important being the ceiling of 2,000 international seats per day in March 2021, which decreased to 600 seats during the last days of June. During the third quarter, this restriction or quota was gradually released as the vaccination campaign progressed. On October 19, 14 days after reaching a vaccination level of 50% of the population, the authorities completely eliminated the daily quota for international passengers. Additionally, as of November 1, the opening of borders to non-resident foreigners with a complete vaccination schedule was established.

We expect that in the remainder of the year the progress in local and global vaccination and the implementation of health passports, for example, will contribute to a recovery in traffic and the Company's income. We hope that the lifting of entry restrictions to the country together with the opening of borders to non-resident foreigners will lead to a greater reactivation of international and domestic trips for tourism, visits to family and friends, and corporate, which, progressively, will redound in a higher level of passengers, generating a positive effect on the results of operations.

We continue to work hard on the rationalization and efficiency of the company's operating costs, together with the financial measures in Note 19 to maintain the cash position and be able to meet the various commitments assumed.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as of September 30, 2021, the consolidated statements of comprehensive income for the nine and three-month periods ended September 30, 2021, of changes in equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2020 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

1

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of September 30, 2021, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 52,973,395, which was not yet due at that date.

Autonomous City of Buenos Aires, November 11, 2021.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Miguel A. Urus

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of September 30, 2021, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the nine months period previously referred and the selected explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the bylaws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited revisión report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 11th, 2021, who states that it has been issued in accordance with the International Standard on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as review standard in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said condensed consolidated interim financial statements, acording to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

1

As it arises from the paragraph “Emphasis on the impact of Covid-19 on the Company's operations” of the review report (without changing their opinion) it is described in note 18 of the condensed consolidated interim financial statements, the board has described the uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the busines of the company, as well as the measures ordered to face this situation.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of September 30, 2021 consider all significant events and circumstances that are known to us, they are pending to be copied in the "Inventories and Balances" book, they arise from the accounting records kept in their formal aspects in accordance with legal regulations and regarding said documents we have no observations to make.

In exercise of our legal supervision duties, during

the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 11th, 2021.

Patricio A. Martin
By Surveillance Committee

2